SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Request of the National Division of Companies with State Participation. Decision of cumulative voting.

Buenos Aires, March 11, 2015

Securities and Exchange Commission

Relevant Information

Request of the National Division of Companies with State Participation. (Shareholder ANSES)

Decision of cumulative voting.

BBVA Banco Francés S.A hereby informs you that it has received two memos from the National Division of Companies with State Participation; a unit of the Secretary of Economics Policies and Development Planning of the Ministry of Economy and Public Finances.

(i)	Requesting document and information on the proposals to be considered in the following Shareholder’s Meeting to be held on April 7th, 2015.

(ii)	Notifying their decision of exercising its cumulative voting for the articles 263 and 289 of the 19550 Law, for the election of Directors and Trustees regular members and alternate members, under the corresponding points of the Agenda.

BBVA Francés will release the requested information for the known of all the shareholders as soon as possible.

Sincerely

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 11, 2015	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer